CANTOR FITZGERALD INFRASTRUCUTRE FUND

Class A Shares (CAFIX)

Class C Shares (CFCIX)

Supplement dated March 5, 2025

to the Prospectus and Statement of Additional Information dated August 1, 2024

This supplement updates certain information contained in the Prospectus and Statement of Additional Information for the Class A and Class C shares of the Cantor Fitzgerald Infrastructure Fund (the “Fund”). You may obtain copies of the Fund’s Prospectus and Statement of Additional Information free of charge online at www.cantorinfrastructurefund.com, or upon request by calling toll-free 855-9-CANTOR.

The section “Securities Offered” in the Prospectus is deleted in its entirety and replaced with the following:

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class A and Class C shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, an unlimited number of Class A shares of beneficial interest, at net asset value plus the applicable sales load, if any. The maximum sales load is 5.75% of the offering price for Class A shares, while Class C shares are not subject to a sales load. The Fund offers Class I shares and Class S shares by a different prospectus. The minimum initial investment by a shareholder for Class A and Class C shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments in Class A and Class C shares may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered through Ultimus Fund Distributors, LLC (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and may designate other financial intermediaries to accept such orders. As of June 30, 2024, the Fund’s net asset value per share was $11.45 for Class A shares and $11.32 for Class C Shares. As of June 30, 2024, there were 1,493,823.3150 Class A shares outstanding and 318,659.7840 Class C shares outstanding. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus any applicable sales load. See “Plan of Distribution.”

The section “Purchasing Shares” in the Prospectus is deleted in its entirety and replaced with the following:

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their authorized designees that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). The Fund will be deemed to have received an order when a Financial Intermediary receives the order. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

Please retain this Supplement for future reference.